May 6, 2013
VIA EDGAR
Mr. Daniel L. Gordon
Branch Chief
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3010

Re:    Caesars Entertainment Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 15, 2013
File No. 001-10410
Dear Mr. Gordon:
This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter to Caesars Entertainment Corporation (the “Company”) dated April 23, 2013. Set forth below in italics are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is our response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2012 filed March 15, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.
Please refer to your Form 8-K filed February 25, 2013 that includes your press release dated February 25, 2013. We note your disclosure that Property EBITDA is presented because management uses Property EBITDA to measure performance and allocate resources, and believes that Property EBITDA provides investors with additional information consistent with that used by management. Please consider including this performance measure in future Form 10-K filings with the appropriate reconciliation required by Rule 10(e) of Regulation S-K.

We respectfully advise the Staff that in future Forms 10-K and 10-Q filings we will include the Property EBITDA performance measure with the appropriate reconciliation required by Rule 10(e) of Regulation S-K.
Capital Spending and Development, page 45

2.
We note that you expect a significant increase in capital expenditures in 2013. In future filings please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development, redevelopment/renovations, and other capital expenditures by year. The total of these expenditures should reconcile to the cash flow statement. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future.

We respectfully advise the Staff that, while we do not track our capital expenditures by the categories you outlined above, we appreciate that the Staff recommends we provide more insight into our capital expenditures. After consideration, we have decided to categorize our capital expenditures as development, renovation/refurbishment, and other capital expenditures. In future filings, we will include these amounts by year and provide a narrative discussion for fluctuations from year to year and expectations for the future.

3.
We also note that you capitalize soft costs such as interest. Please tell us if you also capitalize payroll costs and other G&A costs and the amounts of each for the past three years. In future filings please disclose the amount of these soft costs capitalized below the table that breaks down total capital expenditures between new development, redevelopment and other capital expenditures. Please provide a narrative discussion for fluctuations from year to year.

We respectfully advise the Staff that we capitalize certain payroll and benefit costs related to our design and construction projects and for information technology projects that exceed a total cost threshold and duration. These costs are capitalized based upon actual hours worked on capitalized projects. During the years ended December 31, 2012, 2011, and 2010, we capitalized payroll and benefit costs of $7.3 million, $4.1 million, and $5.1 million, respectively. Furthermore, we respectfully advise the Staff that in future filings we will include the disclosure requested above together with a narrative discussion for fluctuations from year to year.

Note 1- Summary of Significant Accounting Policies, page 62

4.	In future filings, please disclose how you determine when to stop capitalizing interest on a development project.
We respectfully advise the staff that in future filings we will include the disclosure requested above.
Revenue Recognition, page 65

5.	In future filings please disclose the amount of gross revenues by revenue type that are related to promotional allowances.
We respectfully advise the Staff that in future filings we will include the disclosure requested above.

******
In connection with responding to the Staff’s comments, the Company hereby acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please do not hesitate to contact me at (702) 407-6269.
Sincerely,
Caesars Entertainment Corporation
/s/ Michael D. Cohen
Michael D. Cohen
Senior Vice President, Deputy General
Counsel and Corporate Secretary